RESOLUTIONS ADOPTED BY THE LIMITED LIABILITY COMPANY MEMBERS
OF: EMPIRE STATE GREENHOUSES, LLC

A Member-Managed Limited Liability Company formed in New York on September 11, 2017, whose Members are Chobe Advisers, LLC.

The undersigned Member of Empire State Greenhouses, LLC ("The Company"), on March 1, 2021, hereby resolves and adopts the following resolutions:

1. Resolved that:

The Company is authorizing 100,000 Class B units ("Authorized Units") at a purchase price of $50.00 per unit. Class B units have the same rights and privileges as existing membership interest units ("Membership Units").   Via the crowdfunding platform Wefunder.com, the Company is authorizing the sale of up to 21,700 of those 100,000 Authorized Units, to raise equity and sell Membership Units ("the Offering") at a minimum investment amount of $100.00.

2. Resolved that:

Each Unit offered for sale via wefunder.com will have a purchase price of $50.00, and Investors committing to the first $135,000 in this Offering will receive a discounted "early bird" price of $45 per Unit on the terms to be set forth in the related subscription agreement.

The undersigned have duly approved all of the resolutions of the Company as outlined herein on the date first written above.   .

Member Name on Behalf of Chobe Advisers, LLC: Signature:

Louis Ferro